UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

February 14, 2020

(Date of Report (Date of earliest event reported))

MogulREIT I, LLC

(Exact name of registrant as specified in its charter)

Delaware		32-0487554
(State or other jurisdiction		(I.R.S. Employer
of incorporation or organization)		Identification No.)

10780 Santa Monica Blvd, Suite 140
Los Angeles, CA, 90025
(Full mailing address of
principal executive offices)

(877) 781-7153

(Issuer’s telephone number, including area code)

Common Shares

(Title of each class of securities issued pursuant to Regulation A)

Item 9. Other Events.

On February 14, 2020, we issued an offering overview discussing our quarterly update for the quarter ended December 31, 2019. The text of the offering overview is set forth below.

Q4 2019*

MOGULREIT I

OFFERING OVERVIEW	TOTAL INVESTMENT VALUE[1]	$62,970,734
	TOTAL ASSET VALUE[2]	$281,185,000
	NUMBER OF INVESTMENTS	15
MogulREIT I is a public, non-traded REIT, focused on providing	WEIGHTED AVERAGE INVESTMENT TERM	65 Months
monthly income to investors through debt and equity investments in a diversified pool of commercial real estate	DISTRIBUTION FREQUENCY	Monthly
property types including multifamily, retail, office, and industrial.	TAX REPORTING FORM	1099-DIV
	CONSECUTIVE DISTRIBUTIONS[3]	39 Months
KEY OBJECTIVES

● To pay attractive and consistent cash distributions; and

● To preserve, protect, increase and return your capital contribution.

PORTFOLIO STATISTICS4

*All data as of December 31, 2019.
1	Aggregate value of all underlying investments in MogulREIT I, LLC based on the then current outstanding investment amount, including outstanding cash.
2	Aggregate value of all underlying properties in MogulREIT I, LLC based on appraisals dated within 6 months of the original acquisition by Realty Mogul, Co. or Realty Mogul Commercial Capital, Co., as applicable.
3	This is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period.
4	Based on the then current outstanding investment amount as of December 31, 2019.

2

DISTRIBUTION HISTORY

	RECORD DATE	DISTRIBUTION PERIOD	PURCHASE PRICE	MONTHLY CASH DISTRIBUTION PER SHARE[1]	NET ASSET VALUE (NAV)	ANNUALIZED DISTRIBUTION PER PURCHASE PRICE	ANNUALIZED DISTRIBUTION PER NAV
2016	9/30	8/15 – 9/30	$10.00	$0.1000	$10.00	8.00%	8.00%
	11/30	10/1 – 11/30	$10.00	$0.1333	$10.00	8.00%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0667	$10.00	8.00%	8.00%
2017	1/31	1/1 – 1/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	2/28	2/1 – 2/28	$10.00	$0.0667	$10.00	8.00%	8.00%
	3/31	3/1 – 3/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	4/30	4/1 – 4/30	$10.00	$0.0667	$10.00	8.00%	8.00%
	5/31	5/1 – 5/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	6/30	6/1 – 6/30	$10.00	$0.0667	$10.00	8.00%	8.00%
	7/31	7/1 – 7/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	8/31	8/1 – 8/31	$10.00	$0.0667	$10.00	8.00%	8.00%
	9/30	9/1 – 9/30	$10.00	$0.0667	$10.00	8.00%	8.00%
	10/31	10/1 – 10/31	$10.00	$0.0653	$9.80	7.84%	8.00%
	11/30	11/1 – 11/30	$10.00	$0.0653	$9.80	7.84%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0653	$9.80	7.84%	8.00%
2018	1/31	1/1 – 1/31	$10.00	$0.0655	$9.82	7.86%	8.00%
	2/28	2/1 – 2/28	$10.00	$0.0655	$9.82	7.86%	8.00%
	3/31	3/1 – 3/31	$10.00	$0.0655	$9.82	7.86%	8.00%
	4/30	4/1 – 4/30	$10.00	$0.0655	$9.82	7.84%	8.00%
	5/31	5/1 – 5/31	$10.00	$0.0653	$9.80	7.84%	8.00%
	6/30	6/1 – 6/30	$10.00	$0.0653	$9.80	7.84%	8.00%
	7/31	7/1 – 7/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	8/31	8/1 – 8/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	9/30	9/1 – 9/30	$10.00	$0.0647	$9.70	7.76%	8.00%
	10/31	10/1 – 10/31	$10.00	$0.0647	$9.70	7.76%	8.00%
	11/30	11/1 – 11/30	$10.00	$0.0647	$9.70	7.76%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0667	$9.70	8.00%	8.25%

1All distribution amounts were calculated for the distribution periods shown and based upon historical Net Asset Value (NAV), as displayed above. Beginning January 1, 2019, the Manager calculates distributions on a daily basis.

3

	RECORD DATE	DISTRIBUTION PERIOD	PURCHASE PRICE	DAILY CASH DISTRIBUTION PER SHARE	NET ASSET VALUE (NAV)	ANNUALIZED DISTRIBUTION PER PURCHASE PRICE	ANNUALIZED DISTRIBUTION PER NAV
2019	1/31	1/1 – 1/31	$10.00	$0.0021917808	$9.71	8.00%	8.24%
	2/28	2/1 – 2/28	$10.00	$0.0021917808	$9.71	8.00%	8.24%
	3/31	3/1 – 3/31	$10.00	$0.0021917808	$9.71	8.00%	8.24%
	4/30	4/1 – 4/30	$10.00	$0.0021917808	$9.75	8.00%	8.21%
	5/31	5/1 – 5/31	$10.00	$0.0021917808	$9.75	8.00%	8.21%
	6/30	6/1 – 6/30	$10.00	$0.0021917808	$9.75	8.00%	8.21%
	7/31	7/1 – 7/31	$10.00	$0.0021391781	$9.76	7.81%	8.00%
	8/31	8/1 – 8/31	$10.00	$0.0021391781	$9.76	7.81%	8.00%
	9/30	9/1 – 9/30	$10.00	$0.0021391781	$9.76	7.81%	8.00%
	10/31	10/1 – 10/31	$10.00	$0.0021282192	$9.71	7.77%	8.00%
	11/30	11/1 – 11/30	$10.00	$0.0021282192	$9.71	7.77%	8.00%
	12/31	12/1 – 12/31	$10.00	$0.0021282192	$9.71	7.77%	8.00%

4

INVESTMENT ACTIVITY

DISTRIBUTIONS

All monthly distributions declared during the fourth quarter of 2019 equated to approximately 7.7% on an annualized basis based upon Purchase Price as of 12/31/2019.

The annualized basis return is not a guarantee or projection of future returns, and the Manager may in the future declare lower distributions or no distributions at all for any given period. While the Manager is under no obligation to do so, the annualized basis return assumes that the Manager will declare monthly distributions in the future similar to the distribution disclosed herein.

PORTFOLIO OVERVIEW

ASSET	LOCATION	MOGULREIT I ACQUISITION DATE	PROPERTY TYPE	INVESTMENT TYPE	ORIGINAL PRINCIPAL ACQUIRED	BALANCE AS OF 12/31/19	INTEREST RATE / YIELD AS OF 12/31/19
Synchrony Financial	Canton, OH	8/19/16	Office	Preferred Equity	$2,000,000	$856,419	10.00%
Highland Place	Centennial, CO	3/22/17	Retail	Mezzanine Loan	$2,300,000	$2,300,000	10.00%
Pensacola Marketplace	Pensacola, FL	6/12/17	Retail	Mezzanine Loan	$1,125,000	$1,125,000	9.75%
Texas Retail Portfolio	Multiple Locations, TX	7/18/17	Retail	Preferred Equity	$3,325,000	$3,325,000	14.00%
378 Moss St*	Chula Vista, CA	11/15/17	Multifamily	Bridge Loan	$3,575,000	$4,490,000	10.21%
2395 29th Ave	San Francisco, CA	2/16/18	Multifamily	Bridge Loan	$4,750,000	$4,750,000	8.00%
Harbor Hills*	La Habra, CA	3/16/18	Retail	Preferred Equity	$1,900,000	$1,900,000	11.00%
Amerigroup Corp HQ	Virginia Beach, VA	5/21/18	Office	Preferred Equity	$1,700,000	$1,700,000	12.00%
Riverside Office Portfolio	Riverside, CA	10/22/18	Office	Mezzanine Loan	$2,500,000	$2,334,081	13.00%
Naugatuck Valley Shopping Center	Waterbury, CT	10/23/18	Retail	Preferred Equity	$3,000,000	$3,000,000	12.00%
Ashlan Park	Fresno, CA	11/19/18	Retail	Second Mortgage	$3,600,000	$3,600,000	13.00%
Portland Office	Portland, OR	11/27/18	Office	Bridge Loan	$3,950,000	$3,950,000	8.50%
La Privada Apartments	El Paso, TX	5/31/19	Multifamily	Joint Venture	$4,748,228	$4,748,228	N/A
The Hamptons Apartments	Virginia Beach, VA	10/9/19	Multifamily	Joint Venture	$9,177,966	$9,177,966	N/A
Columbus Office Portfolio	Columbus, OH	11/5/19	Office	Joint Venture	$7,000,000	$7,000,000	N/A
					$54,651,194	$54,256,694

*378 Moss and Harbor Hills paid off after the effective date of this quarterly report.

All assets are performing and paid current through December 31, 2019.

5

INVESTMENT UPDATES

SYNCHRONY FINANCIAL

Location: Canton, OH

Property Type: Office

Total Investment: $2,000,000

Outstanding Balance (as of 12/31/19): $856,419

Purpose of Investment: The borrower used the proceeds from the investment to acquire the asset and plans to hold for the long term.

Seniority: Preferred Equity

Date Added to REIT: 8/19/2016

Maturity Date: 12/1/2021

Asset Management Update: This is a single-tenant 100% net leased asset. The investment has been amortizing as agreed and 60% of the principal is paid off.

HIGHLAND PLACE

Location: Centennial, CO

Property Type: Office

Total Investment: $2,300,000

Outstanding Balance (as of 12/31/19): $2,300,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another loan and secure additional financing to pay for tenant improvements and leasing commissions for new leases and lease extensions.

Seniority: Mezzanine Loan

Date Added to REIT: 3/22/2017

Maturity Date: 11/9/2020

Asset Management Update: The property is 99% occupied as of December 2019. The borrower is seeking a sale in 2020.

6

PENSACOLA MARKETPLACE

Location: Pensacola, FL

Property Type: Retail

Total Investment: $1,125,000

Outstanding Balance (as of 12/31/19): $1,125,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another loan and extend the loan term.

Seniority: Mezzanine Loan

Date Added to REIT: 6/12/2017

Maturity Date: 5/5/2020

Asset Management Update: The property is 100% occupied as of December 2019. The borrower will look to extend the tenancy with long-term leases and sell or refinance the asset.

TEXAS RETAIL PORTFOLIO

Location: Multiple Locations, TX

Property Type: Retail

Total Investment: $3,325,000

Outstanding Balance (as of 12/31/19): $3,325,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another loan and fund escrows and closing costs.

Seniority: Preferred Equity

Date Added to REIT: 7/18/2017

Maturity Date: 7/6/2027

Asset Management Update: The portfolio is 93% occupied as of September 2019  . With long term leases for the largest tenants in place, the borrower continues to execute new leases and renewals for the smaller inline suites in the portfolio.

7

2395 29TH AVE

Location: San Francisco, CA

Property Type: Multifamily

Total Investment: $4,750,000

Outstanding Balance (as of 12/31/19): $4,750,000

Purpose of Investment: The borrower used the proceeds of this investment to acquire the property and fund renovations.

Seniority: Bridge Loan

Date Added to REIT: 2/16/2018

Maturity Date: 3/1/2021

Asset Management Update: As of December 2019, the property has one vacancy. As the borrower has completed the business plan, it has now listed the property for sale.

AMERIGROUP CORP HQ

Location: Virginia Beach, VA

Property Type: Office

Total Investment: $1,700,000

Outstanding Balance (as of 12/31/19): $1,700,000

Purpose of Investment: The borrower used the proceeds of the investment to acquire the property.

Seniority: Preferred Equity

Date Added to REIT: 5/21/2018

Maturity Date: 11/10/2023

Asset Management Update: This is a single-tenant 100% net leased asset. In December 2019, the tenant exercised its renewal option. As the borrower has completed the business plan, it has now listed the property for sale.

8

RIVERSIDE OFFICE PORTFOLIO

Location: Riverside, CA

Property Type: Office

Total Investment: $2,500,000

Outstanding Balance (as of 12/31/19): $2,334,081

Purpose of Investment: The borrower used the proceeds of this investment to acquire the property and fund tenant improvements and leasing commissions for new leases and lease renewals.

Seniority: Mezzanine Loan

Date Added to REIT: 10/22/2018

Maturity Date: 11/9/2020

Asset Management Update: The borrower has completed the business plan at the largest building (2300 Market) and has listed the property for sale. The borrower will look to complete capital items and new leasing at the remaining properties in anticipation of further property sales in 2020.

NAUGATUCK VALLEY SHOPPING CENTER

Location: Waterbury, CT

Property Type: Retail

Total Investment: $3,000,000

Outstanding Balance (as of 12/31/19): $3,000,000

Purpose of Investment: The borrower used the proceeds of this investment to acquire the property and fund tenant improvements and leasing commissions for new leases and lease renewals.

Seniority: Preferred Equity

Date Added to REIT: 10/23/2018

Maturity Date: 4/1/2023

Asset Management Update: As of December 2019, the property is 95% leased. With the largest tenants leased through 2020, the borrower will look to maintain property operations and work on longer-term lease renewals.

9

ASHLAN PARK

Location: Fresno, CA

Property Type: Retail

Total Investment: $3,600,000

Outstanding Balance (as of 12/31/19): $3,600,000

Purpose of Investment: The borrower used the proceeds of this investment to acquire the property.

Seniority: Second Secured Mortgage

Date Added to REIT: 11/19/2018

Maturity Date: 8/1/2020

Asset Management Update: The borrower completed its parcelization of the property. The borrower completed four parcel sales in January, which fully paid off the senior loan and paid off approximately two-thirds of MogulREIT I’s mezzanine loan.

PORTLAND OFFICE

Location: Portland, OR

Property Type: Office

Total Investment: $3,950,000

Outstanding Balance (as of 12/31/19): $3,950,000

Purpose of Investment: Acquire the property and execute on capital expenditures to make the property rent ready for the new tenant, American Medical Concepts.

Seniority: Senior Loan

Date Added to REIT: 11/27/2018

Maturity Date: 12/1/2021

Asset Management Update: The borrower completed the tenant improvements and capital improvements and will be requesting reimbursement from our lender-held replacement reserve.

10

LA PRIVADA APARTMENTS

Location: El Paso, TX

Property Type: Multifamily

Total Investment: $4,748,228

Outstanding Balance (as of 12/31/19): $4,748,228

Purpose of Investment: Acquire and renovate a Class B multifamily apartment complex.

Seniority: Joint Venture Equity

Date Added to REIT: 5/31/2019

Maturity Date: N/A

Asset Management Update: The property is 84% occupied as of December 2019 as unit renovations are being completed. Exterior capital items are approximately 50% complete, and the property is now amenitized with new exterior paint, new playground, new HVAC units, upgraded landscaping, new tables and benches and new BBQ grills.

THE HAMPTONS APARTMENTS

Location: Virginia Beach, VA

Property Type: Multifamily

Total Investment: $9,177,966

Outstanding Balance (as of 12/31/19): $9,177,966

Purpose of Investment: Acquire and renovate a Class B multifamily apartment complex.

Seniority: Joint Venture Equity

Date Added to REIT: 10/9/2019

Maturity Date: N/A

Asset Management Update: Property was acquired during 4Q19 and is 91% occupied as of December 2019. Exterior improvements are underway, and the unit renovation plan will begin in 1Q20.

11

COLUMBUS OFFICE PORTFOLIO

Location: Columbus, OH

Property Type: Office

Total Investment: $7,000,000

Outstanding Balance (as of 12/31/19): $7,000,000

Purpose of Investment: Perform capital improvements and implement a mark-to-market and lease-up strategy.

Seniority: Joint Venture Equity

Date Added to REIT: 11/5/2019

Maturity Date: N/A

Asset Management Update: The portfolio was acquired during 4Q19 and is 96% occupied as of December 2019. In 1Q20, the sponsor will begin to implement the business plan.

12

PAYOFFS

PARKWAY PLAZA

Location: San Antonio, TX

Property Type: Office

Total Investment: $3,400,000

Outstanding Balance (as of 12/31/19): $3,400,000

Purpose of Investment: The borrower used the proceeds of the investment to refinance another investor and secure additional financing to pay for tenant improvements and leasing commissions for new leases and lease extensions.

Seniority: Mezzanine Loan

Date Added to REIT: 2/17/2017

Maturity Date: 11/9/2019

Asset Management Update: The loan was extended in November 2019 for one year with an interest rate of 12% for the extension period. In December 2019, the loan was paid off in full.

378 MOSS ST

Location: Chula Vista, CA

Property Type: Multifamily

Total Investment: $4,490,000

Outstanding Balance (as of 12/31/19): $4,490,000

Purpose of Investment: The borrower used the proceeds from this investment to renovate the property prior to final lease up.

Seniority: Bridge Loan

Date Added to REIT: 11/15/2017

Maturity Date: 1/31/2020

Asset Management Update: In July 2019, the loan was extended for six months through January 2020. After the date of this report, the loan was paid off in full.

13

HARBOR HILLS

Location: La Habra, CA

Property Type: Retail

Total Investment: $1,900,000

Outstanding Balance (as of 12/31/19): $1,900,000

Purpose of Investment: The borrower used the proceeds of the investment to acquire the property and fund capital expenditures to renovate the property.

Seniority: Preferred Equity

Date Added to REIT: 3/16/2018

Maturity Date: 4/1/2020

Asset Management Update: In 4Q19, renovation was near completion. After the date of this report, the loan was paid off in full.

14

MARKET UPDATES

VIEWS FROM MANAGEMENT

Dear Investor,

Thank you for your continued support of MogulREIT I. We have now provided 39 consecutive months of distributions, totaling over $8.4MM. To date, 5,407 investors have invested $67.4MM into the REIT. We are also happy to share that over 66% of investors have enrolled in the distribution reinvestment plan, allowing their distributions the potential to compound over time.

Regarding the makeup of the portfolio, as of Q4 2019, MogulREIT I had 15 investments with the underlying real estate spread across 8 states. After the date of this report, two investments, the Harbor Hills preferred equity investment and the 378 Moss senior loan, have paid off in full and a third investment, the Ashlan Park mezzanine loan, partially paid off. Of the 22 loans that we have originated, 12 have paid off in full, and we are proud of this track record to date.

MACRO OVERVIEW

July 2019 marked the milestone for the longest economic expansion in U.S. history, and the economy continued this positive trend throughout the second half of the year. Compared to previous periods of expansion in the post-war era, job growth and GDP growth have been slower. We believe that this slow, steady growth has helped prolong the expansion, but we also believe in the cyclicality of markets and continue to watch the markets for any indications of slowdown. 2020 outlooks by J.P. Morgan and Wells Fargo indicate slower economic growth. We view the markets with cautious optimism, as we are aware that there are multiple global and domestic risks that may disrupt growth, including the ongoing trade negotiations with China, the threat of coronavirus turning into a global epidemic, a potential recession in Germany, and increasing political tension, especially as we enter the election year. We are watching these risks closely and including a potential event in our strategic thinking.

15

GDP GROWTH

Though we believe the U.S. economy is in the late stages of recovery, we continue to believe that there will be moderated economic expansion. According to the J.P. Morgan and Wells Fargo outlooks, they expect U.S. GDP growth of 1.8% and 1.7%, respectively, for 2020. The U.S. Bureau of Economic Analysis reported that the fourth quarter of 2019 saw a 2.1% increase to GDP, leading to full-year GDP growth of 2.3% for 2019, which was the slowest growth in the past three years

EMPLOYMENT AND WAGE GROWTH

In September 2019, U.S. Bureau of Labor Statistics (“BLS”) reported an unemployment rate of 3.5%. In December 2019, the BLS again reported an unemployment rate of 3.5%, which, according to the Department of Commerce, is the lowest level in 50 years. During 2019, the average unemployment rate was 3.7%. We believe that unemployment rate is one of the most important macroeconomic factors for real estate and one of the foundations of our cautiously optimistic near-term outlook. In addition to strong unemployment figures, the BLS reported that wages and salaries increased 3.0% for the year ending December 2019, an indicator that consumers are starting to capture the benefit of the growing economy.

16

IMPACT OF MONETARY POLICY

In 2019, the Federal Reserve (“Fed”) took a softer stance on interest rates. The Fed raised rates eight times between 2016 and 2018, by 0.25 percentage points each time, leading to a Federal Funds Rate of 2.4% as of June 30, 2019. Beginning in July 2019, however, the Fed, citing “weak global growth, trade policy uncertainty, and muted inflation”, issued three rate cuts of 0.25 percentage points each, bringing the Federal Funds Rate down to 1.55% as of December 2019. During its most recent meeting, the Fed indicated that, due to the strong labor market and moderate economic growth, the benchmark rate will remain at this level. While GDP growth, low unemployment and wage growth are positive indicators, the Fed’s reduction in interest rates in 2019 indicates a tempered economic outlook. As a result, we are confident, yet also prepared for possible difficulties ahead.

While interest rates have risen since their low point in 2015 when they were effectively zero, interest rates remain at relatively low rates compared to the last 40 years. As it relates to MogulREIT I and the composition of some of the high-yield fixed income investments in our portfolio, we indicated in past quarterly updates that these historically low interest rates create a strong incentive for our borrowers and sponsors to refinance out of high-yielding preferred equity and mezzanine debt as soon as their projects are stabilized and qualify for longer term, fixed-rate financing. In the second half of 2019 as well as Q1 2020, we have seen this trend come to fruition as 8 investments paid off during that time frame.

17

INVESTMENT STRATEGY

As an income-focused vehicle, MogulREIT I has historically consisted of higher yielding debt and debt-like investments, with the majority of the hold periods in the 24 to 60 month range. We targeted borrowers with value-add business plans for their assets, such as property redevelopment and lease-up of vacant or soon to be vacant spaces. In the rising interest rate environment of 2017 through the first half of 2019, the risk for these types of business plans was adequately priced into the interest rates.

With the decline in interest rates throughout the second half of 2019, our outlook for high-yielding debt investments softened. As we sourced new debt investments, we found that the lower interest rates, coupled with increased competition from new real estate debt players, did not provide us with as attractive risk-adjusted returns, especially given the riskier business plans for borrowers of high interest debt. Moreover, on a nominal basis, the lower returns on newer senior and mezzanine debt may not have been high enough to maintain our historical dividend.

What we saw, instead, was the equity markets were becoming more attractive from a risk-adjusted return perspective as interest rates trended lower. In other words, we saw more opportunity as a borrower than as a lender. Because of these market indicators, we decided to pause on new debt investments for MogulREIT I and focus on preferred equity and joint venture equity investments. We underwrote what we believe are better risk-adjusted returns coming in as joint venture equity, primarily as a result of the potential upside that one receives on an equity investment and the favorable interest rate environment for borrowers.

We have now made three joint venture equity investments - La Privada Apartments in El Paso, TX, The Hamptons Apartments in Virginia Beach, VA and Columbus Office Portfolio in Columbus, OH. These investments are similar in that we expect them to maintain higher cash flow throughout the hold period, while potentially mitigating risk due to the large number of tenants at each property.

As we look forward for MogulREIT I, we intend to continue the strategy of seeking optimal risk-adjusted returns. Currently, we see the greatest opportunity in acquiring joint venture equity investments located in resilient secondary and tertiary markets; however, we will also continue to seek preferred equity investments to the extent the risk profiles meet our investment criteria. We want MogulREIT I to be well-positioned to spend the next 5 to 10 years holding and growing these assets. Our goal for this REIT is and has always been to pay attractive and consistent cash distributions to our investors and to preserve, protect, increase and return investors’ capital contribution. We have positioned MogulREIT I to be an income-focused REIT, and this strategy continues to support that positioning.

Thank you for your continued support of MogulREIT I and we look forward to continuing to meet your expectations and being a long-term investment partner.

18

NET ASSET VALUE (NAV)

PRICE PER SHARE $10.00	NAV PER SHARE (AS OF 12/31/19) $9.70

The net asset value (“NAV”) per share calculation reflects the total value of our assets minus the total value of our liabilities, divided by the number of shares outstanding.

As with any methodology used to estimate value, the methodology employed calculating our NAV per share is based upon a number of estimates and assumptions about future events that may not be accurate or complete. Further, different parties using different assumptions and estimates could derive a different NAV per share, which could be significantly different from our calculated NAV per share. Our NAV will fluctuate over time and does not represent: (i) the price at which our shares would trade on a national securities exchange, (ii) the amount per share a shareholder would obtain if he, she or it tried to sell his, her or its shares or (iii) the amount per share shareholders would receive if we liquidated our assets and distributed the proceeds after paying all our expenses and liabilities.

Copyright © 2019 RM Adviser, LLC, All rights reserved.

19

Previous Updates

Please follow the below links to access updates from the prior four quarters. Historical quarterly updates can also be found on the SEC EDGAR website.

Q3 2019 Investor Letter

Q2 2019 Investor Letter

Q1 2019 Investor Letter

Q4 2018 Investor Letter

We remain excited about all that the first half of 2020 has in store for MogulREIT I and our investors. We hope you will join us in your pursuit of building wealth as we continue to source institutional quality real estate investments on behalf of discerning investors.

As always, please feel free to contact us at info@realtymogul.com or call directly with any questions you may have.

Sincerely,

/s/ Jilliene Helman	/s/ Eric Levy
Jilliene Helman	Eric Levy
CEO, RM Adviser, LLC	Portfolio Manager, RM Adviser, LLC
CEO, Realty Mogul, Co.

Forward-Looking Statements

This Current Report on Form 1-U contains forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” “continue,” “could,” “might,” “potential,” “predict,” “should,” “will,” “would,” and similar expressions or statements regarding future periods or the negative of these terms are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Current Report on Form 1-U.

20

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOGULREIT I, LLC

By:	RM Adviser, LLC
Its:	Manager

By:	/s/ Jilliene Helman
Name:	Jilliene Helman
Title:	Chief Executive Officer, Chief Financial Officer and Secretary

By:	/s/ Eric Levy
Name:	Eric Levy
Title:	Portfolio Manager

Date:	February 14, 2020

21